UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. on May 22, 2023: Navigator Holdings Ltd. Preliminary First Quarter 2023 Results (Unaudited).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 22, 2023	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FIRST QUARTER 2023 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $136.0 million for the three months ended March 31, 2023, compared to $119.8 million for the three months ended March 31, 2022.

•	Net income was $18.8 million for the three months ended March 31, 2023, compared to $27.0 million for the three months ended March 31, 2022.

•

Earnings per share was $0.25 for the three months ended March 31, 2023, compared to $0.35 for the three months ended March 31, 2022. Adjusted Earnings per share, to exclude unrealized gains or losses on non-designated derivative instruments was $0.31 for the three months ended March 31, 2023, compared to $0.15 for the three months ended March 31, 2022.

•	Adjusted EBITDA(1) was a record $69.0 million for the three months ended March 31, 2023, compared to $55.7 million for the three months ended March 31, 2022.

•	Fleet utilization increased to 96.2% for the three months ended March 31, 2023, compared to 89.5% for the three months ended March 31, 2022.

•	Average daily time charter equivalent (“TCE”) rate was $25,620 for the three months ended March 31, 2023, compared to $22,933 for the three months ended March 31, 2022.

•

The ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (“Ethylene Export Terminal”) had throughput volumes of 250,731 tons for the three months ended March 31, 2023, compared to 267,110 tons for the three months ended March 31, 2022 in line with the quarterly nameplate capacity of 250,000 tons.

•	The Company entered into a new $200.0 million senior secured term loan to refinance two credit facilities that were due to mature in 2023. No loan facilities are now due to expire until 2025.

•

Our Navigator Greater Bay Joint Venture acquired a further four vessels, a 17,000 cbm, 2018-built ethylene capable liquefied gas carrier, Navigator Solar and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers Navigator Castor and Navigator Equator during the first quarter and Navigator Vega on April 13, 2023.

•	On May 2, 2023, the Company sold and delivered its oldest vessel, Navigator Orion, a 2000 built 22,085 cbm ethylene capable semi-refrigerated handysize carrier to a third party for $20.9 million.

•

The Company’s previously announced $50.0 million share repurchase plan (the “2022 Plan”) was completed in May, 2023. Under the 2022 Plan, the Company repurchased and cancelled 3,809,947 common shares, amounting to around 4.9% of the outstanding common shares available immediately before the 2022 Plan was announced in October, 2022, for a total of $50.0 million, equating to an average price of $13.12 per share.

•

The Company announces a new return of capital policy incorporating a new share repurchase plan pursuant to which the Company may repurchase up to an aggregate of $25.0 million of the Company’s shares of common stock, as well as a future dividend policy. Commencing with the dividend with respect to the second quarter of 2023, the Company intends, subject to operating needs and other circumstances, to pay a quarterly cash dividend of $0.05 per share (the “Fixed Element”) and return additional capital in the form of additional cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable component, together, equal 25% of net income for the applicable quarter. Declarations of any dividends in the future, and the amount of any such dividends, are subject to approval by the Company’s Board of Directors.

Recent Developments

Share Repurchase Program and New Return of Capital Policy

The Company previously announced the Board’s authorization for a share repurchase program of up to $50.0 million of its common stock, to be implemented via open market purchases, privately negotiated transactions, or in accordance with an approved trading plan (under Rule 10b5-1). As of March 31, 2023, the Company had purchased and canceled 2,622,149 shares of common stock for a total amount of approximately $33.6 million (an average price of $12.73 per share). Since March 31, 2023, the Company has purchased and canceled a further 1,187,798 shares of common stock for a total amount of approximately $16.4 million, thereby completing the $50.0 million share repurchase program.

The Company announces a return of capital policy incorporating a new share repurchase plan, authorized by the Company’s Board of Directors, pursuant to which the Company may repurchase up to an aggregate of $25.0 million of the Company’s shares of common stock, as well as a future dividend policy (together, the “Capital Return Policy”). Commencing with the dividend in respect of the second quarter of 2023, the Company intends, subject to operating needs and other circumstances, to pay a quarterly cash dividend of $0.05 per share (the “Fixed Element”) and return additional capital in the form of additional cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable element, together, equal 25% of net income for the applicable quarter.

Any acquisition of the Company’s common stock under the Capital Return Policy can be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission. The timing and amount of any dividends and share repurchases under the Capital Return Policy will be determined by Navigator’s Board of Directors and management and will depend on market conditions, legal requirements, stock price and alternative uses of capital, financial results and earnings, restrictions in our debt agreements, required capital expenditures and the provisions of Marshall Islands law affecting the payment of dividends to shareholders, as well as other factors. The Capital Return Policy does not oblige Navigator to pay any dividends or repurchase any of its shares and the Capital Return Policy, including dividends and repurchases of shares of common stock, may be suspended, discontinued or modified by the Company at any time, for any reason.

Ethylene Export Terminal

The Ethylene Export Terminal had a throughput during the first quarter of 2023 totaling 250,731 metric tons, compared to 267,110 tons during the first quarter of 2022.

We, together with our joint venture partner have agreed to the Terminal Expansion Project, increasing the export capacity from approximately one million tons per year to at least 1.55 million tons and up to three million tons per year. Long lead items have already been ordered and construction which is expected to be completed in the second half of 2024, has commenced. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $125 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt.

Shipping Trends

Charter rates for the handysize LPG vessel segment continued an upward trajectory through the first quarter of 2023. Both the handysize 12-month market assessment for semi-refrigerated and fully-refrigerated vessels increased by $10,000 per calendar month (“pcm”) to $760,000 pcm, and $740,000 pcm respectively, and the handysize ethylene assessment increased $85,000 pcm to $975,000 pcm during the first quarter.

The continued robustness of all three handysize vessel sub-segments is primarily attributed to the following factors. First, the geopolitical conflict around Ukraine continues to disrupt traditional ammonia trade flows. The Ukrainian port of Yuzhnyy, which historically exported approximately 10% of the world’s seaborne ammonia, remains out of operation. In addition, ammonia originating from the Russian Baltic Sea area continues to experience delays and therefore European ammonia consumers were sourced the commodity from further distances, increasing ton mile and thus increasing the demand for handysize shipping. However, European ammonia demand has declined during the past month due to the normalization of natural gas prices, although the increased ammonia ship demand within the handysize segment has remained.

Secondly, the U.S. continues to export record volumes of LPG, increasing week on week, compared to the same time period last year. The U.S. exported a record 5.5 million tons of LPG during March 2023, providing improved employment opportunities across all the gas carrier segments.

Finally, North American ethane remains competitively priced enabling a sustainable floor for cheap domestic production of ethylene. The arbitrage for U.S. produced ethylene compared to international markets continues to be open, both to Europe and to Asia-Pacific consumers, which has given rise to continued throughput from our Ethylene Export Terminal, as well as demand for our ethylene capable vessels. The nameplate capacity ethylene exports from our terminal, in addition to significant U.S. ethane exports have supported an increase in the ethylene capable handysize ship segment.

Unaudited Results of Operations for the Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

The following table compares our operating results for the three months ended March 31, 2022 and 2023:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023	Percentage Change
	(in thousands, except percentages)
Operating revenues	$100,396	$116,610	16.2%
Operating revenues – Unigas Pool	13,504	12,192	(9.7%)
Operating revenues – Luna Pool collaborative arrangements	5,877	7,200	22.5%

Total operating revenues	119,777	136,002	13.5%
Expenses:
Brokerage commissions	1,407	1,694	20.4%
Voyage expenses	20,796	17,229	(17.2%)
Voyage expenses – Luna Pool collaborative arrangements	4,590	5,028	9.5%
Vessel operating expenses	38,051	41,672	9.5%
Depreciation and amortization	31,342	31,831	1.6%
General and administrative costs	6,343	6,755	6.5%
Profit from sale of vessel	(358)	—	—
Other income	(89)	(96)	7.9%

Total operating expenses	102,082	104,113	2.0%

Operating income	17,695	31,889	80.2%
Other income/(expense)
Foreign currency exchange loss on senior secured bonds	(777)	—	—
Unrealized gain/(loss) on non-designated derivative instruments	15,242	(4,251)	—
Write off of deferred financing costs	—	(171)	—
Interest expense	(10,963)	(13,338)	21.7%
Interest income	87	583	570.1%

Income before taxes and share of result of equity method investments	21,284	14,712	(30.9%)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023	Percentage Change
	(in thousands, except percentages)
Income taxes	(393)	(1,164)	196.2%
Share of result of equity method investments	6,503	5,302	(18.5%)

Net income	27,394	18,850	(31.2%)
Net income attributable to non-controlling interest	(356)	(64)	(82.0%)

Net income attributable to stockholders of Navigator Holdings Ltd.	$27,038	$18,786	(30.5%)

Operating Revenues. Operating revenues, net of address commissions, was $116.6 million for the three months ended March 31, 2023, an increase of $16.2 million or 16.2% compared to $100.4 million for the three months ended March 31, 2022. This increase was primarily due to:

•

an increase in operating revenues of approximately $9.7 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $25,620 per vessel per day ($779,275 per vessel per calendar month) for the three months ended March 31, 2023, compared to an average of approximately $22,933 per vessel per day ($697,549 per vessel per calendar month) for the three months ended March 31, 2022;

•

an increase in operating revenues of approximately $7.0 million attributable to an increase in fleet utilization, which rose to 96.2% for the three months ended March 31, 2023, compared to 89.5% for the three months ended March 31, 2022;

•

an increase in operating revenues of approximately $3.1 million attributable to a 151 day increase in vessel available days, or 3.9% for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This increase was in part as a result of the acquisition of three additional handysize vessels by the Navigator Greater Bay Joint Venture during the three months ended March 31, 2023 and in part as a result of fewer vessels in drydock for the three months ended March 31, 2023, compared to the three months ended March 31, 2022; and

•

a decrease in operating revenues of approximately $3.6 million primarily attributable to a decrease in pass through voyage costs for the three months ended March 31, 2023, compared to the three months ended March 31, 2022.

The following table presents selected operating data for the three months ended March 31, 2022, and 2023, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture.

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023
Fleet Data:
Weighted average number of vessels	44.2	45.0
Ownership days	3,974	4,048
Available days	3,879	4,030
Earning days	3,471	3,879
Fleet utilization	89.5%	96.2%
Average daily time charter equivalent rate (*)	$22,933	$25,620

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2023
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues*	$100,396	$116,610
Voyage expenses*	20,796	17,229

Operating revenues less Voyage expenses	79,600	99,381

Earning days	3,471	3,879
Average daily time charter equivalent rate	$22,933	$25,620

*	Operating revenues and voyage expenses excluding collaborative arrangements and Unigas pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $12.2 million for the three months ended March 31, 2023 compared to $13.5 million for the three months ended March 31, 2022 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.

Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers’ fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues—Luna Pool collaborative arrangements was $7.2 million for the three months ended March 31, 2023, compared to $5.9 million for the three months ended March 31, 2022 and represents our share of pool net revenues generated by the other participant’s vessels in the pool, prior to their acquisition by the Navigator Greater Bay Joint Venture. This increase was primarily as a result of increased charter rates achieved by the ethylene vessels in the Luna Pool for the three months ended March 31, 2023 compared the three months ended March 31, 2022. Operating Revenues – Luna Pool Collaborative Arrangements will cease following the acquisition of Navigator Vega by the Navigator Greater Bay Joint Venture on April 13, 2023, which was the final vessel previously owned by the other pool participant.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.3 million or 20.4% to $1.7 million for the three months ended March 31, 2023, from $1.4 million for the three months ended March 31, 2022, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses decreased by $3.6 million or 17.2% to $17.2 million for the three months ended March 31, 2023, from $20.8 million for the three months ended March 31, 2022. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $5.0 million for the three months ended March 31, 2023, compared to $4.6 million for the three months ended March 31, 2022. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by both our vessels and those of the Navigator Greater Bay Joint Venture in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $2.2 million to the Company in the Luna Pool for the three months ended March 31, 2023, compared to the other participant’s vessels contributing $1.3 million to our vessels for the three months ended March 31, 2022.

Vessel Operating Expenses. Vessel operating expenses increased by $3.6 million or 9.5% to $41.7 million for the three months ended March 31, 2023, from $38.1 million for the three months ended March 31, 2022. Average daily vessel operating expenses increased by $739 per vessel per day, or 9.4%, to $8,580 per vessel per day for the three months ended March 31, 2023, compared to $7,841 per vessel per day for the three months ended March 31, 2022.

Depreciation and Amortization. Depreciation and amortization increased by $0.5 million or 1.6% to $31.8 million for the three months ended March 31, 2023, from $31.3 million for the three months ended March 31, 2022. This increase was primarily as a result of the acquisition of three additional handysize vessels by the Navigator Greater Bay Joint Venture during the three months ended March 31, 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $4.6 million and $4.1 million for the three months ended March 31, 2023 and 2022, respectively.

General and Administrative Costs. General and administrative costs increased by $0.4 million or 6.5% to $6.8 million for the three months ended March 31, 2023, from $6.3 million for the three months ended March 31, 2022.

Profit from Sale of Vessel. No vessels were sold during the three months ended March 31, 2023. Profit from sale of vessel for the three months ended March 31, 2022 was $0.4 million and related to the sale of the vessel, Happy Bird. The sale of Navigator Neptune in January 2022 was at book value, therefore there was no profit or loss on the sale of this vessel.

Other Income. Other income was $0.1 million for both the three months ended March 31, 2023 and 2022 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels. Other income will cease once all the other participant’s vessels are acquired by the Navigator Greater Bay Joint Venture.

Non-operating Results

Foreign Currency Exchange Loss on Senior Secured Bonds. The Norwegian Kroner 2018 Bonds were repaid in December 2022 and no exchange gains and losses were recorded for the three months ended March 31, 2023. A foreign currency exchange loss of $0.8 million was incurred for the three months ended March 31, 2022 as a result of the Norwegian Kroner strengthening against the U.S. Dollar, being NOK 8.7 to USD 1.0 as of March 31, 2022, compared to NOK 8.8 to USD 1.0 as of December 31, 2021.

Unrealized Gains/ (Losses) on Non-designated Derivative Instruments. The unrealized loss of $4.3 million on non-designated derivative instruments for the three months ended March 31, 2023 relates to the fair value losses of our interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of decreases in forward U.S. Libor rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. This compared to unrealized gains on non-designated derivative instruments of $15.2 million for the three months ended March 31, 2022, which primarily related to the fair value gains of our interest rate swaps of $13.0 million, as a result of significant increases in forward U.S. Libor rates and a gain in our cross-currency interest rate swap of $2.2 million, which was due to the strengthening of the Norwegian Kroner against the U.S. Dollar.

Interest Expense. Interest expense increased by $2.4 million, or 21.8%, to $13.3 million for the three months ended March 31, 2023, from $11.0 million for the three months ended March 31, 2022. This is primarily as a result of increases in U.S. Libor and SOFR rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United States of America, as well as other countries around the world where we have subsidiaries. Income taxes increased to $1.2 million for the three months ended March 31, 2023, compared $0.4 million for the three months ended March 31, 2022, primarily as a result of current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.

Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $5.3 million for the three months ended March 31, 2023, compared to an income of $6.5 million for the three months ended March 31, 2022. This decrease is a result of decreased volumes exported through the Ethylene Export Terminal, of 250,731 tons for the three months ended March 31, 2023, compared to 267,110 tons for the three months ended March 31, 2022, as well as a decrease in throughput charges which is correlated to US domestic natural gas pricing.

Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the financial institution was $0.3 million and is presented as the non-controlling interest in our financial results for both the three months ended March 31, 2023, and 2022.

In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A loss attributable to Greater Bay Gas of $0.2 million is presented as the non-controlling interest in our financial results for the three months ended March 31, 2023.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2022 and 2023:

	Three months ended
	March 31, 2022	March 31, 2023
	(in thousands)
Net income	$27,394	$18,786
Net interest expense	10,876	12,775
Income taxes	393	1,164
Depreciation and amortization	31,342	31,831

EBITDA(1)	$70,125	$64,556
Foreign currency exchange loss/(gain) on senior secured bonds	777	—
Unrealized (gain)/ loss on non-designated derivative instruments	(15,242)	4,251
Write off of deferred financing costs	—	171

Adjusted EBITDA(1)	$55,660	$68,978

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds, unrealized gain or loss on non-designated derivative instruments and write off of deferred financing costs. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Our Fleet

The following table sets forth our vessels as of May 19, 2023:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Spot Market	Ethylene	—
Navigator Saturn*	2000	22,085	—	—	—
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2023
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethylene	December 2023
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Spot Market	Ethylene	—
Navigator Vega*	2019	22,000	Time Charter	Ethylene	October 2023

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2024
Navigator Capricorn	2008	20,750	Time Charter	LPG	July 2023
Navigator Gemini	2009	20,750	—	—	—
Navigator Pegasus	2009	22,200	Time Charter	Propylene	September 2023
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	August 2023
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2024
Navigator Taurus	2009	20,750	Time Charter	Ammonia	July 2023
Navigator Virgo	2009	20,750	Time Charter	LPG	July 2023
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Time Charter	LPG	August 2023
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2023
Balearic Gas	2015	22,000	Spot Market	LPG	—
Celtic Gas	2015	22,000	Time Charter	LPG	June 2023
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2024

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2024
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2024
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2024
Bering Gas	2016	22,000	Spot Market	Butadiene	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	Time Charter	LPG	June 2023
Pacific Gas	2017	22,000	Time Charter	LPG	November 2023
Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2024
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2023
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2024
Navigator Global	2011	22,500	Time Charter	LPG	June 2023
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2024
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool
**	denotes our owned vessels that operate within the independently managed Unigas Pool

Conference Call Details:

Tomorrow, Tuesday, May 23, 2023 at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Zoom Conference Call Details

Participants should register for the conference call and slide presentation through the following link:

https://us06web.zoom.us/webinar/register/WN_QmTXpY_GQi2meQrgb-nPIQ#/registration

Or join by phone:

United States:                 +1 929 205 6099

United Kingdom:              +44 330 088 5830

For a full list of US and international numbers available, please click on the link below:

International Dial-in numbers

Webinar ID: 815 4285 4397

Passcode: 995236

The conference call and slide presentation will be available for replay on Navigator’s website (www.navigatorgas.com) under Key Dates and All Reports in the Investors Centre section.

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). To listen to the live and archived audio file, visit our website www.navigatorgas.com and click on Key Dates under our Investors Centre page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department - investorrelations@navigatorgas.com or randy.giveans@navigatorgas.com

Houston:     1201 Fannin St, Suite 262, Houston, Texas USA 77002. Tel: +1 713 373 6197.

London:      10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2022	March 31, 2023
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$153,194	$190,863
Accounts receivable, net of allowance for credit losses	18,245	21,912
Accrued income	9,367	4,100
Prepaid expenses and other current assets	21,152	22,837
Bunkers and lubricant oils	8,548	10,463
Insurance receivable	1,452	—
Amounts due from related parties	16,363	20,333

Total current assets	228,321	270,508
Non-current assets
Vessels, net	1,692,494	1,790,942
Assets held for sale	—	15,765
Property, plant and equipment, net	198	133
Intangible assets, net of accumulated amortization of $417 (December 31, 2022: $509)	239	196
Equity method investments	148,534	145,390
Derivative assets	21,955	17,704
Right-of-use asset for operating leases	3,625	3,577
Prepaid expenses and other non-current assets	1,372	355

Total non-current assets	1,868,417	1,974,062

Total assets	$2,096,738	$2,244,570

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$117,197
Current portion of operating lease liabilities	219	238
Accounts payable	7,773	8,065
Accrued expenses and other liabilities	24,708	21,050
Accrued interest	4,211	2,970
Deferred income	23,108	23,823
Amounts due to related parties	595	555

Total current liabilities	159,623	173,898

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	608,338	731,282
Senior unsecured bond, net of deferred financing costs	98,943	99,042
Operating lease liabilities, net of current portion	4,032	4,192
Deferred tax liabilities	4,250	4,828
Amounts due to related parties	48,140	46,476

Total non-current liabilities	763,703	885,820

Total Liabilities	923,326	1,059,718
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 74,689,819 shares issued and outstanding, (December 31, 2022: 76,804,474)	769	747
Additional paid-in capital	798,188	798,368
Accumulated other comprehensive loss	(463)	(298)
Retained earnings	364,000	354,700

Total Navigator Holdings Ltd. stockholders’ equity	1,162,494	1,153,517
Non-controlling interest	10,918	31,335

Total equity	1,173,412	1,184,852

Total liabilities and stockholders’ equity	$2,096,738	$2,244,570

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31, (in thousands except share and per share data)
	2022	2023
Revenues
Operating revenues	$100,396	$116,610
Operating revenues—Unigas Pool	13,504	12,192
Operating revenues—Luna Pool collaborative arrangements	5,877	7,200

Total operating revenues	$119,777	$136,002

Expenses
Brokerage commissions	1,407	1,694
Voyage expenses	20,796	17,229
Voyage expenses – Luna Pool collaborative arrangements	4,590	5,028
Vessel operating expenses	38,051	41,672
Depreciation and amortization	31,342	31,831
General and administrative costs	6,343	6,755
Profit from sale of vessel	(358)	—
Other Income	(89)	(96)

Total operating expenses	102,082	$104,113

Operating income	17,695	$31,889
Other income/(expense)
Foreign currency exchange loss on senior secured bonds	(777)	—
Unrealized gain/(loss) on non-designated derivative instruments	15,242	(4,251)
Write off of deferred financing costs	—	(171)
Interest expense	(10,963)	(13,338)
Interest income	87	583

Income before income taxes and share of result of equity method investments	21,284	$14,712
Income taxes	(393)	(1,164)
Share of result of equity method investments	6,503	5,302

Net income	27,394	$18,850
Net income attributable to non-controlling interest	(356)	(64)

Net income attributable to stockholders of Navigator Holdings Ltd.	$27,038	$18,786

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$0.35	$0.25
Weighted average number of shares outstanding:
Basic:	77,193,048	75,955,162
Diluted:	77,518,604	76,319,753

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2022	Three Months ended March 31, 2023
	(in thousands)
Cash flows from operating activities
Net income	$27,394	$18,850
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gains)/losses on non-designated derivative instruments	(15,242)	4,251
Depreciation and amortization	31,342	31,831
Payment of drydocking costs	(4,426)	(2,908)
Amortization of share-based compensation	136	180
Amortization of deferred financing costs	1,002	922
Share of result of equity method investments	(6,503)	(5,302)
Profit from sale of vessel	(358)	—
Unrealized foreign exchange loss on senior secured bonds	777	—
Other unrealized foreign exchange gain/(loss)	152	(23)
Changes in operating assets and liabilities	—	—
Accounts receivable	10,671	(3,667)
Insurance claim receivable	(516)	322
Bunkers and lubricant oils	(970)	(1,915)
Accrued income and prepaid expenses and other current assets	(6,634)	4,599
Accounts payable, accrued interest, accrued expenses and other liabilities	5,147	(3,913)
Amounts due to related parties	(7,758)	(3,970)

Net cash provided by operating activities	34,216	39,257

Cash flows from investing activities
Additions to vessels and equipment	(546)	(142,883)
Distributions from equity method investments	7,593	8,446
Purchase of other property, plant and equipment	(2)	28
Net proceeds from sale of vessels	26,449	—
Insurance recoveries	871	1,265

Net cash provided by/(used in) investing activities	34,365	(133,144)

Cash flows from financing activities
Proceeds from secured term loan facilities	—	291,813
Issuance costs of secured term loan facilities	—	(3,151)
Repurchase of share capital	—	(28,108)
Repayment of vessel financing to related parties	(1,628)	(1,664)
Repayment of secured term loan facilities and revolving credit facilities	(22,854)	(148,335)
Cash received from non-controlling interest	—	20,353

Net cash (used in)/provided by financing activities	(24,482)	130,908

Effect of exchange rate changes on cash, cash equivalent and restricted cash	(202)	648
Net increase in cash, cash equivalents and restricted cash	43,897	37,669
Cash, cash equivalents and restricted cash at beginning of period	124,223	153,194

Cash, cash equivalents and restricted cash at end of period	$168,120	$190,863

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$11,606	$14,178

Total tax paid during the period	$—	$169.1

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;

•

our expectations regarding the financial success of the Ethylene Export Terminal and our related Export Terminal Joint Venture and our expectations regarding the completion of construction and financing, and the financial success of the Terminal Expansion Project;

•	our expectations regarding the financial success of our Luna Pool collaborative arrangement and our Navigator Greater Bay Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.